REPORT OF VOTING RESULTS

Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the following is the report on voting results for the special meeting (the “Special Meeting”) of shareholders of Aurora
Cannabis Inc. (“Aurora” or the “Company”) held on July 18, 2018. Each of the matters voted upon at the Special Meeting is discussed in detail in the Company’s management information circular dated June 18, 2018 which can be found on the Company's website at: auroramj.com.

The Company wishes to disclose that the total number of votes cast by shareholders in person and by proxy at the Special Meeting was 131,511,254 votes. The voting in relation to both of the shareholder votes described below was conducted by way of ballot at the Special Meeting. According to the proxies received and such votes by ballot, the results were as follows:

Matters Voted Upon

		Votes For	%	Votes Against	%

1.	An ordinary resolution, the full text of which is set out in Appendix “A” of the management information circular of Aurora to authorize the issuance, pursuant to an arrangement agreement, as amended, between Aurora and MedReleaf Corp. (“MedReleaf”), of such number of common shares as are required to allow Aurora to acquire 100% of the outstanding and issuable common shares of MedReleaf (the “Share Issuance Resolution”).	129,731,107	98.65	1,780,147	1.35

2.	A special resolution, the full text of which is set out in Appendix “B” of the management information circular of Aurora, to reduce the capital of the Aurora common shares (the “Reduction of Capital Resolution”).	128,535,690	97.74	2,975,321	2.26

DATES this 18th day of July, 2018.

AURORA CANNABIS INC.

By: “Terry Booth” (Signed)
Name: Terry Booth
Title: Chief Executive Officer